Exhibit 99.7
Our FY11 Second-Quarter Results
By Brian Gladden, Chief Financial Officer and Jeff Clarke, Vice Chairman, Operations & Technology
Moments ago Dell reported earnings for the second quarter, showing we grew our revenue, operating income and cash flow. We’d like to share additional perspective on the results and where we’ll focus energies in the third quarter.
As we conclude the first half of a transformational year, our overall results show signs of progress against our growth strategies — delivering the strongest revenue and units in eight quarters. Here’s more detail on our internal scorecard, all on a non-GAAP basis:
•	Our revenue in the quarter was $15.5 billion, up 22 percent from a year ago.

•	We grew operating income nine percent to $872 million and our earnings per share was 32 cents.

•	Our Net Promoter Score (NPS) was 16 percent compared with 21 percent in the first quarter. It’s still below our year-end goal of 26 percent, but an important indicator that we’re putting the customer back at the center of everything we do.

•	We generated $1.3 billion in cash flow from operations, ending the quarter with $13.1 billion in cash and investments. This disciplined capital management allowed us to advance growth of our assets and capabilities, and make targeted acquisitions including Ocarina Networks, Scalent and most recently, to announce our intent to acquire 3PAR to extend our storage portfolio.
While we had solid operating income growth, and earnings per share were better than the analysts’ published estimates for the quarter, our gross margins fell short of our goals and we’re focused on making improvements going forward. There were a number of factors affecting gross margins, including continued challenging dynamics in our supply chain costs and our Consumer business profitability. We’re expect to improve our gross margins in the second half of the year as we see better component costs and our teams execute on fundamental operational improvements in our Consumer business. It will also be important to continue to maintain discipline in our discretionary spending, work to reduce product complexity and drive margins up, especially in the client business.
Highlights in business unit and regional performance include:
In Large Enterprise (LE), we saw impressive demand for our commercial products and services, growing revenue 38 percent to $4.5 billion and experiencing double-digit growth in all geographies. Operating income increased 68 percent to $288 million. Driving these results are several key wins, including:
•	Novamedia, with a scalable Dell|EMC solution and expertise from ProConsult and ProSupport services, enabling charity lotteries across Europe to process ticket sales faster and improve storage back-up and disaster recovery needs;

•	Renewable Energy Systems, providing a new HPC environment for creating the ability to assess wind farm sites 20 times faster and reducing power consumption by nearly 75 percent; and

•	Lotus Racing, with a scalable IT solution, ranging from high-end servers used in designing cars for 2010 Formula One racing to mobile servers and clients that provide trackside telemetry and analysis supported through our cloud-based SaaS offerings.
We also introduced a new Business Ready Configs program to help customers more quickly deploy fully-integrated virtualization-ready data center solutions — a result of our Client Reinvention efforts.
In Services, revenue increased 57 percent to $1.9 billion with the inclusion of Perot Systems. As part of our integration efforts, we have created a dedicated sales team for education and state/local governments. They join our sales teams already in place for healthcare, federal government and commercial sectors, and are backed by our regional teams and global delivery capability. The benefit of this new structure and the team’s BVS focus were illustrated through large wins, such as:
•	Ascension Health, providing end-user support for 72,000 client assets and hosting 500 applications in our Plano data center so they can focus on delivering healthcare to low income and vulnerable patients, and

•	Dow Chemical, relying on Dell to implement a new HR ERP system globally to reduce its many systems into a single HR and payroll system so our customer can focus on more pressing issues facing the world, like clean water, agricultural productivity and renewable energy.
Our Public business grew revenue 21 percent to $4.6 billion, also benefiting from the Perot Systems integration. We saw strength in sales to healthcare customers, while state and local government revenue was relatively flat. Although we lost some gains in efficiency, with operating income down four percent, it still remains a healthy eight percent of revenue. Quarter highlights include:
•	A BVS win with a data center refresh for the Santa Clara Department of Education, including a rich configuration of blades, EqualLogic, VMware services and AIM software from Scalent that our competitors just couldn’t match.

•	Partnering with the University of Cambridge on a High Performance Solution Center to enable cutting-edge computational research to tackle pressing medical and science issues.

•	Fulfilling Public’s “Here to Serve” mission by supporting the local community through our signature Dell YouthConnect program, enabling us to give underserved children and teens access to technology education through our local support of Bayti, UNICEF Morocco and SOS Children’s Villages. Congratulations also to our colleagues who opened the new customer support center in Morocco
In our Small and Medium Business Unit, we grew revenue 25 percent to $3.5 billion and our server, storage and client businesses all delivered double-digit growth in the quarter as a result of improved demand. Operating income grew 32 percent to $323 million. Driving these results were:
•	The launch of a comprehensive security solution portfolio to help midsized customers protect their IT infrastructure and most precious asset — data. We’re offering this using the KACE portfolio, as well as through partnerships with Juniper Networks and SecureWorks Inc.

•	Initial steps to overhaul some of our CE processes, simplifying policies to empower frontline team members to resolve issues at the first point of contact. As a result, resolutions have improved 20 percent in U.S. Consumer Care and 30 percent in EMEA.

•	Our first-ever Women’s Entrepreneur Network Event in Shanghai with business owners from 10 of our priority countries, in a Dell-hosted venue designed to deepen customer relationships and share insight on how businesses are using technology to provide broad-based business solutions.
In Consumer, revenue was flat at $2.9 billion and the business registered a $21 million operating income loss. We remain confident that we have the right strategies in place — like our supply chain transformation, premium service/care support and new, innovative products — to make improvements to our operating margins over time. We are staying disciplined in transitioning to this strategy which is expected in the near-term to move the business to 2-percent operating margins. We have a strong product portfolio lined up for the holidays and we’re making progress on increasing ocean shipments and fast track capabilities. We also want to acknowledge the work of our team members in the Consumer retail business, posting the highest margins in its history and growing revenue nicely year over year.
Our Communication Solutions Group continues to provide technology that allows customers to stay connected and access data-rich content without being tied to a desk. Over the past year, we’ve announced strategic global alliances with the world’s leading mobile carriers, like China Mobile and the Phone House in France, just to name a few. Already, our Streak tablet is receiving raves from customers in Europe and pre-sales began in the U.S. last week. And our Android-based Smartphone, Aero, is expected later this month.
We had another strong quarter in Emerging Countries, with total revenue from Brazil, Russia, India and China up 52 percent, representing more than 12 percent of our total revenue. We also had solid revenue across regions, with APJ delivering 38 percent growth and the Americas up 17 percent. EMEA revenue was up 24 percent, and we’re pleased to be seeing positive trends in enterprise and services across Europe after several difficult quarters.
These results demonstrate that we’re on the right path to driving our transformation and living our purpose. Let’s build on this momentum by delivering great technology and seizing every opportunity to enable our customers to achieve their fullest potential. Thanks again for your hard work!
Note: Additional information about the quarter will be available via video on One Dell Way after our quarterly leadership meeting on Monday afternoon (Austin Time). Tune in for your chance to gain greater understanding of our business and the important role you play in achieving long-term success for our company, and our customers.
     The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR Inc.’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.